UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

ExcelFin Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

30069X201

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30069X201	SCHEDULE 13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS ExcelFin SPAC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,750,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,750,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. 30069X201	SCHEDULE 13G	Page 3 of 10

1	NAMES OF REPORTING PERSONS Grand Fortune Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,750,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,750,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. 30069X201	SCHEDULE 13G	Page 4 of 10

1	NAMES OF REPORTING PERSONS Grand Fortune Capital (HK) Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,750,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,750,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. 30069X201	SCHEDULE 13G	Page 5 of 10

Item 1.

(a)	Name of Issuer:

ExcelFin Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

473 Jackson St., Suite 300, San Francisco, CA 94111

Item 2.

(a)	Name of Person Filing:

ExcelFin SPAC LLC

Grand Fortune Capital, LLC

Grand Fortune Capital (HK) Co Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

ExcelFin SPAC LLC:

473 Jackson St., Suite 300, San Francisco, CA 94111

Grand Fortune Capital, LLC:

600 Newport Center Drive, Suite 1250

Newport Beach, CA, 92660

Grand Fortune Capital (HK) Co Ltd.:

Room 603, 6/F, Harbour Crystal Centre

100 Granville Road, Tsim Sha Tsui, Hong Kong

(c)	Citizenship:

ExcelFin SPAC LLC is a Delaware limited liability company.

Grand Fortune Capital, LLC is a Delaware limited liability company.

Grand Fortune Capital (HK) Co Ltd. is a Hong Kong company

(d)	Title of Class of Securities:

Class A Common Stock, par value of $0.0001 per share

(e)	CUSIP No.:

30069X201

CUSIP No. 30069X201	SCHEDULE 13G	Page 6 of 10

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 30069X201	SCHEDULE 13G	Page 7 of 10

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 5,750,000 shares

(b) Percent of class: 20.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 shares

(ii) Shared power to vote or to direct the vote: 5,750,000 shares

(iii) Sole power to dispose or to direct the disposition: 0 shares

(iv) Shared power to dispose or to direct the disposition: 5,750,000 shares

As of December 6, 2021, there were 23,000,000 shares of Class A common stock, $0.0001 par value (“Class A common stock”), and 5,750,000 shares of Class B common stock, $0.0001 par value (“Class B common stock”), issued and outstanding on based on the Issuer’s Form 10-Q filed on December 6, 2021, resulting in an aggregate of 28,750,000 shares of common stock outstanding. Each share of Class B common stock is convertible into a share of Class A common stock as described under the heading “Description of Securities—Common Stock—Founder Shares” in the Issuer’s prospectus filed on October 22, 2021 (File No. 333- 260038) and has no expiration date.

ExcelFin SPAC LLC (the “Sponsor”) is the record holder of the shares of Class B common stock. Fin VC Constellation, LLC owns a 33-1/3% membership interest in the Sponsor (after a return of capital) and Grand Fortune Capital, LLC (“GFC”) owns an 66-2/3% membership interest in the Sponsor (after a return of capital) and, consequently, GFC may beneficially own the shares of Class B common stock held by the Sponsor.

Grand Fortune Capital (HK) Company Ltd. (“GFCHK”) controls GFC and is managed by a board of managers (“GFCHK Board”) consisting of three managers. Any action by GFC with respect to shares of Class B common stock held directly by the Sponsor, including voting and dispositive decisions, requires at least a majority vote of the managers of the GFCHK Board. GFC, GFCHK, and each member of the GFCHK Board disclaim beneficial ownership of the shares held by the Sponsor.

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

CUSIP No. 30069X201	SCHEDULE 13G	Page 8 of 10

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

ExcelFin SPAC LLC

	By:	/s/ Logan Allin
Name: Logan Allin
Title: Chief Executive Officer

Grand Fortune Capital, LLC
By: Grand Fortune Capital (HK) Company Ltd., its Managing Member

	By:	/s/ Goh Lin Piao
Name: Goh Lin Piao
Title: Director

Grand Fortune Capital (HK) Company Ltd.

	By:	/s/ Goh Lin Piao
Name: Goh Lin Piao
Title: Director

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated February 9, 2022, with respect to the Class A Common Stock of ExcelFin Acquisition Corp. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 9th day of February, 2022.

ExcelFin SPAC LLC

By:	/s/ Logan Allin
Name: Logan Allin
Title: Chief Executive Officer

Grand Fortune Capital, LLC
By: Grand Fortune Capital (HK) Company Ltd., its Managing Member

By:	/s/ Goh Lin Piao
Name: Goh Lin Piao
Title: Director

Grand Fortune Capital (HK) Company Ltd.

By:	/s/ Goh Lin Piao
Name: Goh Lin Piao
Title: Director